 Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 25, 2021

Sidoti Virtual MicroCap Conference, May 19, 2021

MDC Parthers: Mark Penn (CEO) & Frank Lanuto (CFO)

Sidoti: Christopher McGinnis (Equity Research Analyst)

Christopher McGinnis: Right, so we are now live.

Christopher McGinnis: All right, welcome to the Sidoti micro-cap virtual conference this morning we're happy to have MDC Partners. From the company, we have CEO Mark Penn and CFO Frank Lanuto so thank you for being here today and I'll turn it over to Mark for your presentation.

Mark Penn -- MDC: Great I'm going to give you a presentation about the combined company we're right now in the final stages of a combination between MDC partners and Stagwell. I’ve been CEO and Chairman of MDC for the last two years and The Stagwell Group that I found it six years ago with Steve Ballmer as my core investor to bring together the skills of digital first marketing. Next.

Mark Penn -- MDC: So the point of the combination, is it brings together the incredible award winning Talent of MDC, which includes F&B, 72andSunny and Anomaly, and some other top award winning agencies. They had even though they're only 1% of the market, they had say 12%, of the ad spots on the Super Bowl with the digital first transformation of stack of Stagwell and together they become the transformative company that modern marketers need next. Let's take a look at the marketplace as a backdrop for why this combination is right for the marketplace and built for long term growth within the marketplace. Well, when you look at the global ad spend in 2000 it was 329 billion, 35% of which was TV but 33% of which was newspapers. Fast forward to 2019 31% was TV so TV is still a vital an integral part, but 44% was now Internet and related marketing, which means having a data set being able to identify likely customers or existing customers and target them with communications and advertising. It's a completely different marketing process, but it has to holistically fit together for clients who have a brand and a set of products that have to be marketed to consumers. Next.

Mark Penn -- MDC: let's take a look at the structure of the advertising service marketplace. About 120 billion dollars are spent on advertising and marketing services. If you look at it, the big four, WPP, OMC, IPG and Publicis have about $60 billion of that business and they don't have any real challengers but the next level down are smaller companies more regional and some of the Accentures that have strong digital but don’t really have the front end creative. This market is ripe for someone to come along and challenge the majors. Next.

Mark Penn -- MDC: Again, if you take a look at the marketplace, legacy holding companies grew too big stuck without mobile technologies, trying to deal with today's disruption, the consulting firms more or less lack the essential creative talent you really need to deliver a full end-to-end marketing service. I believe this combination then is just right for today's modern marketers. It's the right combination of talent and technology. Next.

Mark Penn -- MDC: And again, I’ll just hammer home the point that, when you take the long history of winning creativity and a long history or performance, born of digital first it's really a harmony in terms of the services that that we can then provide to large scale clients. Next.

Mark Penn -- MDC: let's turn to some of the specific financial benefits that come out of the combination. Well we're targeting a five plus percent annual organic growth in an industry that hasn't really shown much growth, because we can be driven by substantial core 10 to 15% growth services on the digital end and look with acquisitions to do about 9% annual growth. We're going to have $30 million in cost synergies, we will get our media division to a much greater scale, but with over $4 billion of media to manage just at the start. We're also aiming to have about $75 million in our growth to be new digital products because we put together a first-grade engineering group combined with the expertise and the client list that we have to develop a separate revenue stream that's just beginning to come to the market now through digital products. We will have an improved balance sheet with decreased leverage ratio and will have over 200 million a pro forma cash generation in 2021. We have a leadership team that brings you experience in the field, as opposed to lawyers and accountants who run many of the other advertising and marketing firms. Next.

Mark Penn -- MDC: And then, if you just take a look at the numbers, you see, that on a GAAP revenue basis MDC did about $1.2 billion you see that Stagwell on GAAP revenue did $900 million you see that there was $177 million Adjusted EBITDA at MDC and $143 million at Stagwell, even in the pandemic year with many services experiential those related to travel tourism and those services related to cinema movies, particularly areas at Stagwell were down. You look at 2021 and you see where MDC is guidance is, at about $1.3 billion in revenue and about $190 to $200 million Adjusted EBITDA, and you look at the combined guidance, which was reaffirmed after the first quarter earnings to have about a $2 billion platform with including synergies 355 to 370 million of Adjusted EBITDA. It's a substantial platform that can grow from here. Next.

Mark Penn -- MDC: How we're going to grow, well I kind of laid out a kind of simple path from two to three. The simple path is 5% growth a year organically, which I think is a reasonable target. The lower end of the range we put out new digital product revenue streams coming on at about $75 million in high value revenue there and I think also then m&a growth about $75 million a year, utilizing some of the free cash flow, you know, as appropriate to expand out the global market and make sure that we're in any emerging marketing technologies. And that gets us to 3 billion, but 3 billion is not an endpoint. Those leading competitors are nine to 14 billion, we have a lot of continuous room to grow once we achieve that target. Next.

Mark Penn -- MDC: What some of the backdrop to my belief that we have a growth story here over the coming years, first it's e-Commerce growing at about an 18% CAGR and as e-Commerce grows, online marketing grows. Online advocacy and digital strategy, online fundraising areas, particularly Stagwell at Stagwell is showing unbelievable growth. And that that showed almost four or five-fold growth from the year before, and this growth in the secular advocacy and issues area continues to be quite strong. And then there's overall 13% growth in digital marketing services itself. Next.

Mark Penn -- MDC: How does that affect us or how does it relate to the combined company? Well, MDC really only had about 9% of its revenue in what I call high growth digital services, those that are really showing double digit or more growth. Whereas the combined company with Stagwell properties will have 38% and that's why I can get to 5% or more organic growth on an annual long-term basis. Next.

Mark Penn -- MDC: Then our unique combination enables us to, I think, dominate in an area that we call scaled creative performance any of you are online or using your feature phones, even during this call know how, how crummy really most digital ads are. When you combine the creative expertise with the $4 billion of media placed and targeted and see the capability to create what we call scaled creative performance and for this to really win in the marketplace as a, as a product that we're uniquely able to scale up. Next.

Mark Penn -- MDC: we've also put together so far nine individual, mostly SaaS related products here that are just entering the marketplace. Koalifyed is an influencer management platform, that is when you run a campaign now, not only do you buy digital ads but you, you also get influencers to try your product and write a review. And that might be a campaign 300 or 500 or 1000 different influencers, all of which have to be managed. We developed this with P&G and we own the IP. We are coming out, with other clients, with a big product here which will underlie our competitive advantage is what we call Consumer Understanding and Engagement platform, CUE, which takes all of our first party data from the millions of surveys that we do with the Harris Poll, and the National Research Group, and use this to identify and activating audiences without cookies, this is a kind of very valuable component out there, that we will begin to make available to companies that, particularly those that do direct placement. And PRophet is something that's already in market already and has its first subscriptions. That goes for about $60,000 a year and it's an Ai tool that predicts for a news release who's going to cover it and how they're going to cover it so that it helps people identify how they should write their releases and who they should go to publicize them. Another one just noting the Harris Brand Terminal, Compass, is a brand turminal that enables managers to war game against their competitors. That is already, from the last four or five months in the marketplace, is already up to about a three and a half million dollar run rate or so. So I believe that it's a reasonable estimate here that we will get some $75 million or more revenue out of these emerging products or to come. Next.

Mark Penn -- MDC: And a growth driver not really factored in, to I think these projections, is when you put these companies together you essentially have all four layers of the marketing cake. Second to none creativity, precision media and data capabilities, rigorous consumer insights, and then results driven technology and digital transformation, with the engineers to really implement them. Together they really represent kind of a combined offering that we can take to the larger market place to reach up against those big four and begin to take larger chunks of business. Next.

Mark Penn -- MDC: In the back here is that this is not a company that's got to go seek Fortune 100 clients. It has a an incredible slate of fortune 100 and 500 clients, almost no bad debt even through the pandemic. Major clients, and you know whether it's banking clients financial services, technology, Google, Facebook Amazon Microsoft whether it's consumer products, across the line here whether it's food or beverages, it's an incredible client list and part of what the kind of the goal here is in fact the mining of this client list with, with more advanced and a larger suite of services to really kind of grow, not by having to get new clients, but just be able to grow up the share of wallet that we're getting from an incredible client base. Next.

Mark Penn -- MDC: We have expanding geographies you know together will cover 67 cities and 23 countries. We now have a dynamic affiliate program to fill in those marketplaces that you really need to win global contracts, but aren't yet making permanent investments. We're finding incredible receptivity of this program. We've gone from zero to 23 affiliates in the last couple of months. Going to 50 in the next year, these affiliates actually, unexpectedly, are generating business in our direction because they have a lot of clients. They can't handle the work in the US, but this will give us complete global coverage for these big pitches and then also serve as a farm team for potential acquisitions in the future.

Mark Penn -- MDC: Again $30 million of synergies, we expect to realize them, you know substantially through shared services and a lot of the media combination here that comes out of the merger. Next.

Mark Penn -- MDC: Again, if you look at the leverage, leverage gets reduced by, by a full turn here. And this is quite important, because this should enable us, and we're exploring options, to refinance the existing structure and save about $20 million a year, not in the model, and we you know we hope to do this around the time of closing. Next.

Mark Penn -- MDC: Just back-up for this, Moody's gave us an upgrade looking at this and S&P look quite favorably and expect the combination will benefit positive revenue growth without hitting margins and cash generation, so both rating services look very favorably upon a combination. Next.

Mark Penn -- MDC: And finally, you know it takes a team, Some of which were with Microsoft, some of which were at other majors, like Frank Lanuto and had really had the experience of understanding the Finance of large-scale advertising marketing service companies. And so we tried to put together, really, really a first grade team that we've built up on the marketing end in terms of clients. Ryan's been in here as a master at kind of marketing and for looking for opportunities and Julia setting up an effort, you know, to build the global client base and is building the effort on the affiliates. Next.

Mark Penn -- MDC: This just gives you a little bit of a history, you know we started Stagwell back at the end of 2015. And we basically filled in what I call the marketing wheel, started with 360 degrees of that marketing wheel and we filled in these core areas systematically, year after year and then also fixed the companies, sometimes put in new management teams, you know as necessary to have a consistent record of growth and experience across these, knowing that that MDC really has the other half of the coin in terms of the large scale creative agencies that work as a team with these more digital first groupings. Next.

Mark Penn -- MDC: Again, we have shown since you know I took over MDC in 2019, though we unfortunately hit a pandemic, but were able to expand even slightly. Through the pandemic we've had declining M&A obligations, now a small uptick because of some of the high growth digital companies still have some DAC and we're delivering you know lower leverage. All of these things moving in the right direction. Next.

Mark Penn -- MDC: And finally since I made the investment, the shares were about $2 and now $5 our bonds we're trading in the 80s. They’re now trading about 101 to 102 so there's been substantial progress for investors at all, and so, with that I'm happy to take some questions.

Christopher McGinnis: Sure thanks for the overview, so if you have questions, please just type in the Q&A box. We already have one in the queue.

Christopher McGinnis: Upon successfully closing the merger and likely upgrade you expect to refinance your bonds, would you consider accessing the leverage loan market to refinance or would you consider a mix of a fixed and floating piece?

Mark Penn -- MDC: frank, if you want to answer that one?

Christopher McGinnis: I guess just frank before you get to the other part, is what is your plan for the Goldman Sachs preferred shares?

Frank Lanuto -- MDC Partners: In combination on it can handle at first, so currently the plan is that we will take out the $30 million of the Goldman prefers. And exchange that either for a note or cash them out, and we are taking that 30 million off at approximately a 16% discount so it'll settle at 25 million. So that's the plan for the Goldman preferred. The rest of it is permanent equity and is only convertible into common and that's the only other exit for that instrument. As far as the capital markets, the capital markets continue to remain attractive right now and we are evaluating our options at the current time. We do think, given the current environment there's an opportunity for the company to lower its cost of capital, significantly, you know somewhere between $15-$20 million a year worth of interest could be lowered, with some form of refinancing, so we are evaluating options, right now, no definitive plan on a specific capital structure.

Christopher McGinnis: And another question from the audience, are you cash flow positive and when do you expect to be profitable?

Mark Penn -- MDC: last quarter.

Mark Penn -- MDC: On Cash flow, you see a lot of free cash flow if you take a look through the presentations you know, particularly a Stagwell, which also, which also has very limited DAC, so by all means you know, look through and see there is, you know 2021 is 200 million of pro forma cash flow. And then I think there are a lot of favorable developments on the roadmap for 2022, you know there'll be, travel will be back, experiential will be back, political cycle will be back.

Christopher McGinnis: And I guess just thinking about that, the cash flow nature of the business what's the use of that cash?

Mark Penn -- MDC: yeah, I think that we're looking at you know, reducing leverage until we get to about three times and if there are good investment opportunities, we have slated about $75 million a year in revenue from continued acquisitions, filling out the global market in order to be a stronger competitor for these bigger contracts checking to make sure there any emerging technologies, we should be investing in them, and then if there's remaining cash we will make those decisions at the time, great.

Christopher McGinnis: Another question from the group can you explain the tax ramifications of changing domicile from Canada.

Frank Lanuto, MDC Partners: i'll take that. I’ll take a step back. You know, it's mostly about just governance and compliance, the exit from Canada and coming into the US as a Delaware company. There will be a one time tax charge exiting and that will be sort of tied to the value of the company, at the time of the closing, but that's a one time charge we disclose that in our S-4, the current estimate was $20 million it'll probably be a little bit north of that.

Christopher McGinnis: Mark, you obviously have a pretty interesting background, with a pretty wide range of experience. Maybe can you talk me and the audience through your career in a little bit more detail and how did you get up to this spot.

Mark Penn -- MDC: I, you know, I started out, my goal was to be a lawyer and I quickly jumped back in favor of kind of building a computer and launching a polling firm with a friend of mine at Harvard and we did political campaigning to kind of overnight polling as a discipline and so we built up this polling messaging strategy for, and then I could get to work for, President Clinton and Hillary Clinton, for a total of 13 years actually from 95 all the way through to 2008 and worked for about 10 different Presidents or more around the world. And then the interim became part of WPP and while I was at WPP it got larger and I got experience managing in larger environments and so they gave me first Burston Marsteller, which had been declining for five years. In about three and a half years I doubled and tripled the bottom line of what they were achieving and returned it to growth and to the number one agency. So I looked at this and kind of saw the digital transformation and went to Microsoft and found what ultimately became Stagwell and through the combination with MDC, you know, I think there’s a better way, there’s a better approach, better way of managing talent and integrating digital. At Microsoft I had gotten up to speed and set up a SWAT team to really deal with Steve’s toughest problems, and he liked what I was doing so then he gave me all the advertising. And then Satya came in and made me Chief Strategy Officer to help them strategize the direction into the Cloud. Then Steve said “I like the idea you had about creating a new marketing company and I’ll be your core funder.” And Satya actually asked me to stay another year. I’ve been through politics, I’ve been a founder a grower I’ve been in the big holding companies, I’ve been on the client side of the politics and I kind of looked at how can I best use my skills now, and thought I could best use my skills, you know, using capital, assembling what I thought were state of the art companies, and building a great marketing company that would last into the future, and the first one really found in this decade that could go compete against the majors. So that’s what I thought was the best use of this combination of experiences over time. I’ve also written two books on micro trends and microtrends squared

Christopher McGinnis: Great can you just talk a little bit you know you highlighted in your own your bio here but just the exposure to the online advocacy political fundraising. Can you talk about those businesses, how you see them setting up obviously very strong. How do you how do you think about that you know I kind of going forward.

Mark Penn -- MDC: What you’ve seen so far is obviously the Presidential you will have a jump up, then the midterms will be as high as the last presidential. Then the next presidential jumps up you know we there's there's still no more than about you know, at most 10% right now contributing to politics so there is still a good strong avenue for growth, and I think In 2022, given that you've got a 50/50 split, so you know political spending is not like corporate spending this market share right, you may go up [inaudible]. And Presidential political spending is winner take all, which is my it goes astronomical when you have a 50/50 situation because of the marginal benefit of the last dollar. So we’re in one of these 50/50 situations, I expect a pretty healthy and strong political season. And then I also think that there are kind of analogies to the cycle of Nixon, Carter, Regan. Not meaning which party will win or lose but that you can have some more controversy, followed by a reaction to that, followed by a major decade-setting election. I don’t know which way it’s going to go but I see this space with continued growth and importance. I used to always say that they spend more money marketing a hamburger than our entire political system. Now we spend a lot more money on the political system than we could marketing hamburgers.

Christopher McGinnis: yeah clearly. Um can you just talk about the competitive landscape, you know you highlighted the big four but outside of that can you just dig in a little bit. Maybe trends you’re seeing and how you capitalize or how you’re a little bit different than the other competitors in the space.

Mark Penn -- MDC: yeah I mean, I think that there are there, there's the big four and then there's the Accenture's where the consulting companies that make forays into the market, they picked up some market share, but then they didn't they didn't seem to - they'll be more limited by the lack of creative talent in terms of where they were where they would ultimately go and then I think you have one or two you know MDC sized players like Havas, which, which tend to be a little bit more specialized you know and Dentsu. You know, a little bit more regional. [inaudible] and then you have kind of S4 that has a high growth and high margin path, a lot like some of the, if you look at the 2020 numbers, of Stagwell. But they are taking certain segments of the market. What differentiates us is that we’re putting together the whole modern marketer package. And that means we’re not going to flame out after some period of high growth. That needs to be long, sustained growth from $2 billion. You know, the big ones are $9, $10, $13 billion. Maybe that’s not the ideal size, maybe somewhere in the middle is the ideal size. But I’ve tried to put something together with, specifically I think a long term value and growth path in this marketplace by being the right mix, rather than to be some specialty services.

Christopher McGinnis: Well that's all the time we have for today, but I appreciate the time telling the story thanks for supporting cod and good luck with us today in the meeting.

Christopher McGinnis: Thank you, thank you.